

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 10, 2024

Robert Giammatteo
Chief Financial Officer
ARKO Corp.
8565 Magellan Parkway, Suite 400
Richmond, Virginia 23227

> **Re: ARKO Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-39828**

Dear Robert Giammatteo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services